

$50,116 RESERVATIONS **39** INVESTORS



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INVEST IN **CHASE ANALYTICS CORPORATION**

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Technology company focused on developing data analytics software and business applications

Insight
Price Change Analysis by Market
Discount Offer
15.55

chaselytics.com Fort Worth, TX

EARLY BIRD TERMS: $49,884 LEFT

$50,116

reserved by 39 investors

RESERVE
min $100

$ 0

RESERVE

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INVESTMENT TERMS

Priced Round
~~$25M~~ $22.5M pre-money valuation

Early Bird Bonus: The first $100K of investments will be at a $22.5M pre-money valuation

Investor Perks: $250, $500, $1K, $5K, $10K

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